UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For February 1, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Results of Harmony’s general meeting of the shareholders

Johannesburg, Thursday, 1 February 2018. Harmony Gold Mining Company Limited (‘Harmony’ or ‘the Company’) advises shareholders that, at Harmony’s general meeting of the shareholders held today, the requisite majority of shareholders approved all the ordinary and special resolutions, as set out in the notice of general meeting forming part of the Company’s circular to Harmony shareholders, in connection with amongst others, the approval of implementation of the Acquisition(by Harmony of the Moab Khotsong and Great Noligwa mining operations and related infrastructure from AngloGold Ashanti) as a Category 1 transaction in terms of the JSE Listings Requirements.

There were 444 729 242 ordinary shares in issue as at the date of the shareholder general meeting.

The voting results of the resolutions were as follows:
Ordinary resolution 1:
	Approval of implementation of the Acquisition as a Category 1 transaction

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.66%	0.34%	378,385,466	85.08%	0.23%

Ordinary resolution 2:
	Approval of specific authority to issue the ESOP Trust Shares to the ESOP Trust

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.39%	0.61%	378,372,719	85.08%	0.23%

Ordinary resolution 3:
	Approval of specific authority to issue the: (i) Harmony Community Trust Subscription Shares to the Harmony Community Trust; and (ii) Conversion Shares

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.55%	0.45%	377,572,847	84.90%	0.41%

Ordinary resolution 4:	Waiver of pre-emptive rights in respect of ESOP Trust Share Issue and Harmony Community Trust Share Issue
Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.42%	0.58%	377,647,628	84.92%	0.39%

Ordinary resolution 6:
	General Authorisation

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.41%	0.59%	378,328,149	85.07%	0.24%

Special resolution 1:
	Conversion of the authorised Ordinary Shares of the Company from par value to no par value Ordinary Shares

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.23%	0.77%	377,933,037	84.98%	0.33%

Special resolution 2:
	Creation of a new class of Preference Shares

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
98.78%	1.22%	378,726,842	85.16%	0.15%

Special resolution 3:
	Approval of the amendments to the Company’s memorandum of incorporation

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.36%	0.64%	377,444,609	84.87%	0.44%

	Approval of specific authority to repurchase the Harmony Community Trust Shares pursuant to the exercise of the Harmony Community Trust Call Option
Special resolution 4:

Shares voted for (% total shares voted)	Shares voted against (% total shares voted)	Total shares voted (number)	Total shares voted (% of total shares in issue)	Shares abstained (% of total shares in issue)
99.54%	0.46%	377,902,738	84.97%	0.33%

ends.

For more details contact:

Riana Bisschoff
Company Secretary
+27(0)83 629 4706

Johannesburg, South Africa
1 February 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 1, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director